tw telecom inc. 10475 Park Meadows Drive Littleton, CO 80124 T 303 566 1000 F 303 566 1282

September 28, 2009

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attn: Larry Spirgel

Division of Corporation Finance

VIA EDGAR AND FEDERAL EXPRESS

Confidential Treatment Requested by tw telecom inc.

Re:	tw telecom inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
and Documents Incorporated by Reference
Filed February 24, 2009
File No. 001-34243

Dear Mr. Spirgel:

The following information is being provided in response to your letter dated August 20, 2009 containing comments of the staff (the “Staff”) of the Securities and Exchange Commission regarding the above referenced filing. We have responded to all of the Staff’s comments below. For your convenience, the Staff’s comments have been retyped below in bold font and our responses thereto have been set forth immediately after each comment. For the comments that request additional disclosure, we have provided the disclosures (or similar disclosures) we propose to make in our next Form 10-K and Definitive Proxy Statement filings, where applicable.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Goodwill, page 35

1. We note your response to comment one from our letter dated July 15, 2009. Notwithstanding your response, please revise your proposed disclosures to provide the previously requested disclosures. With respect to your estimates of future cash flows:

•

Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

Confidential Treatment Requested by tw telecom inc.

•	Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

•

In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery in your growth rates used in your cash flow analysis.

tw telecom inc. response:

We will include the revised disclosure in our future Form 10-K filings to address items referred to in the Staff’s comment 1 above in our critical accounting estimates regarding our goodwill impairment testing. We believe this disclosure provides investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill, complies with all disclosure requirements and is responsive to the Staff’s comments. Of course, changes in circumstances in future years could result in changes in the disclosures.

Example of Critical Accounting Estimates Disclosure - Goodwill

We perform impairment tests at least annually on all goodwill and indefinite-lived intangible assets as required by Financial Accounting Standards Board (“FASB”) Statement No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). SFAS 142 requires goodwill to be assigned to a reporting unit and tested using a consistent measurement date, which for us is the fourth quarter of each year or more frequently if impairment indicators arise. For purposes of testing goodwill for impairment, our goodwill has been assigned to our one consolidated reporting unit.

Goodwill is reviewed for impairment utilizing a two-step process. The first step is to identify if a potential impairment exists by comparing the fair value of the reporting unit to its carrying amount. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to have a potential impairment and the second step of the impairment test is not necessary. However, if a potential impairment exists, the fair value of the reporting unit is compared to the fair value of its assets and liabilities, excluding goodwill, to estimate the implied value of the reporting unit’s goodwill. If an impairment charge is deemed necessary, a charge is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value.

Under SFAS 142, considerable management judgment is necessary to estimate the fair value of our reporting unit and goodwill. We determine the fair value of our reporting unit based on the income approach, using a discounted projection of future cash flows which includes a five-year annual discounted cash flow (“DCF”) analysis with a terminal value to value the long-term future cash flows. This DCF analysis was used solely for the purpose of evaluating our goodwill for impairment. The assumptions used in our DCF analysis are consistent with the assumptions we believe hypothetical marketplace participants would use. With respect to our DCF analysis, the timing and amount of future cash flows requires critical management assumptions, including estimates of expected future revenue growth rates, Modified EBITDA contributions, expected capital expenditures and an appropriate discount rate and terminal value. Our growth rate assumptions for this purpose are based on historical results, market trends, product and technology changes, changes in our underlying cost structure and economic factors, among other items, as well as the recent trends in declining revenue growth rates caused by the recession. In determining the fair value of our reporting unit for purposes

Confidential Treatment Requested by tw telecom inc.

of our 2008 assessment, we considered our three-year historical cumulative annualized growth rates for unlevered free cash flow (Modified EBITDA less capital expenditures) of 16%, excluding integration and branding costs that are not expected to recur, and factored in the impacts of the economic environment to arrive at lower projected cumulative annualized cash flow growth rates over the five year projection period including an assumption that an economic recovery would occur in 2011. We applied a terminal multiple to estimated year five Modified EBITDA based on our long term cash flow growth expectations, which considers our expected operating performance and industry performance, to determine terminal value. The terminal value represents a significant portion of the resulting fair value of our reporting unit and therefore we compared the results to a growth model that estimates the value of future cash flow to perpetuity to assess the reasonableness. Projected cash flows were discounted to their present value using a discount rate of 10.5% which represents our weighted average cost of capital and considers a market risk premium. To corroborate the reasonableness of the resulting fair value of our reporting unit, we also considered our market capitalization at the date the test was performed.

The determination of fair value requires significant estimates and assumptions which are subject to inherent uncertainties. Although our cash flow projections over the most recent three-year period have been reasonable compared to our actual results, actual results may vary significantly from estimates. However, we believe that our assumptions are reasonable in the context of the current economic environment. Our methodology for our 2008 assessment was consistent with the methodology used in prior years. Our 2008 assessment resulted in the determination that the carrying value of our reporting unit does not exceed its fair value.

To assess the sensitivity of the assumptions used in our DCF analysis, we applied reductions of 20% to our critical estimates to test for impairment which we believe represents a reasonable change to our assumptions. By applying a hypothetical two percentage point increase in our weighted average cost of capital, the resultant reduction in our fair value calculation would not have resulted in an impairment under our 2008 assessment. To assess the sensitivity of our future cash flow estimates including terminal value used to derive the reporting unit’s fair value, we applied a hypothetical reduction of 20% to the estimated fair value of our reporting unit; and, the resultant reduction in fair value would not have resulted in an impairment under our 2008 assessment. We are not aware of any reasonable changes in our assumptions that would result in an impairment.

We believe the revised disclosure proposed above addresses the Staff’s comments. As discussed with the Staff on September 10, 2009, our disclosure takes into consideration the low level of risk with respect to goodwill impairment as evidenced by the significant excess of fair value of our reporting unit of $[****]1, or [****]%, as compared to the carrying amount in our 2008 test; a lack of sensitivity to reasonable changes in our assumptions; and, the significant excess of market capitalization over net assets of 110% at December 31, 2008 before consideration of any control premium.

To address bullet one in the Staff’s comments, we have added additional language to disclose that our estimated cumulative average unlevered free cash flow growth rates were lower than our historical cumulative average cash flow growth rates for the past three years of 15%. The cumulative average unlevered free cash flow growth rates in our five year projections were [****]% and were lower in the early years until the recovery of the recession, which was assumed to occur in 2011.

[1]

[****] = Certain confidential information contained in this document, marked with brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules of Practice.

Confidential Treatment Requested by tw telecom inc.

To address bullet two in the Staff’s comments, because our income-based approach results in approximately [****]% of the calculated fair value attributable to the five year discounted cash flows and approximately [****]% attributable to the terminal value, our assumptions are less sensitive to the cash flow growth rates than to the terminal multiple in our projections. We believe that expanding our proposed disclosures to address our methodology in calculating our DCF including the terminal value would be an enhancement to our disclosure. To test the sensitivity of our terminal value, an approximate [****]% reduction in the terminal multiple would be required to trigger an impairment. Since we do not believe this level of decline is reasonably likely to occur, we disclose the impact of a hypothetical 20% decline in fair value which we believe is more reasonable.

To address bullet three in the Staff’s comments, we will consider any necessary disclosures of recessionary impacts to our future cash flow growth rates in our 2009 disclosures depending on the facts and circumstances at that point in time. In our 2008 assessment, we assumed a recovery in 2011 and we have included sample language in our suggested disclosure above.

Note 1. Segment Reporting, page 69

2. We note your response to comment two from our letter dated July 15, 2009. We have reviewed your response and the information presented to your chief operating decision maker group, and it appears that the Atlantic region, Pacific region, Southwest region, Northeast region, Central region, South Central region, Midwest region, and Southeast region are each separate segments under SFAS 131. We believe that each of these regions constitute an operating segment as discrete financial information is presented to your chief operating decision maker group on a monthly basis. We note that this information contains direct margin and EBITDA in which the chief operating decision maker group can make decisions about resources to be allocated and assess performance.

Since you believe all of the above operating segments can be aggregated under paragraph 17 of SFAS 131, please provide us with a more detail analysis and financial information for all periods presented in your filing. Include in your analysis the historical and projected revenues, direct margins, direct margin percentages, EBITDA, EDITDA percentages, and annual targeted EDITDA along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if direct margin is decreasing for one operation and increasing for another).

Similarly, if you believe any of these operating segments are not required to be reported separately under paragraphs 18-21 of SFAS 131, please provide us an analysis to support your position.

tw telecom inc. response:

As discussed below, the Company has one reportable segment and believes that the facts support a conclusion that we operate under one reportable segment. The Staff indicated in comment 2 that we believe that all of the operating segments can be aggregated under paragraph 17 of SFAS 131. We would like to clarify that we do not believe we have more than one operating segment and therefore we have not performed a complete analysis for aggregating one or more of our regions. Our comments regarding aggregation were only hypothetical and in response to a discussion with the Staff on a conference call held August 5, 2009.

Confidential Treatment Requested by tw telecom inc.

In summary, our conclusion that we have one reportable segment is supported by the following facts, which are discussed in more detail below:

•

Our business is managed centrally. Our regional structure was created for the purpose of reducing the span of control for management of our sales organization which is spread across 75 markets throughout the United States. The Regional Vice Presidents are not segment managers as described under paragraph 14 of SFAS 131 because their span of control is limited to the local sales functions within the regions. They are not responsible for national sales nor are they responsible for the operations of the regions which are separately managed by an operations organizational structure. We do not have a regional manager responsible for the combined operations of the entire region,

•

Sales and Operations report up through different Senior Vice Presidents to the COO, which is aligned with the centralized management of our business and neither of these Senior Vice Presidents have full P&L responsibility in any particular region,

•

Regional margin information was included in the monthly Financial Review package provided to the Chief Operating Decision Maker (“CODM”) group for a specific, limited purpose as discussed below during 2008 and was removed during 2009,

•

The regional margin information is not discrete financial information as it is incomplete and does not include significant costs for national sales, corporate and centralized operations which represent [****]% of our total operating and selling, general and administrative (“SG&A”) costs in 2008,

•

The delivery of services to customers is interdependent across markets and regions. Each market relies on shared centralized resources for ordering, provisioning and design, customer care, network monitoring and maintenance, engineering and information technology and applications,

•

Resources are not allocated to the regions based on performance. Capital expenditures, which represent our largest resource, are authorized for spending based on individual customer sales that meet a specified internal rate of return threshold for the incremental investment. The regions rely on significant centrally managed capital expenditures for our national IP backbone and long haul networks that support data & Internet services and other product sales,

•

We provide services to our customers located throughout the U.S. that connect their multiple locations within and between our sales regions; therefore, our revenue and expenses cross market and regional boundaries,

•

Variable compensation for our Division Presidents and Regional Vice Presidents is primarily based on sales and revenue attainment metrics. Less than [****]% of their total compensation is based on margin based metrics; and,

•

Our annual and quarterly SEC filings and other published information, including our earnings releases, investor presentations and website, consistently describe our business as a whole which reflects the management approach for operating our business. None of these publications reference our sales operating regions other than as it relates to our sales organization.

Confidential Treatment Requested by tw telecom inc.

Monthly Financial Close Package for CODM Group. Beginning in September 2008, certain regional information was included in the monthly Financial Review package presented to the Chief Executive Officer (“CEO”) and Chief Operating Officer (“COO”), both of whom comprise our CODM group, which included Modified EBITDA margin, direct margin and operating expense as a percentage of revenue. At the time, we experienced a slow down in revenue growth due to the recession. The report was included in the monthly Financial Review package to observe possible differing regional impacts of the recession on our revenue growth as we were contemplating a discussion with investors on our third quarter earnings call. We later determined that the recession was wide spread across all of our markets. Because the margin information was extraneous for the purpose of this evaluation, in subsequent periods we removed the margin information from this report and replaced it with sales driven metrics to concentrate on sales performance of our sales management. Therefore, the CODM group did not make decisions based on the Modified EBITDA margin, direct margin and operating expense information because it was not relevant. The CODM group also could not have made decisions based on this information because it was not complete in that it was not inclusive of all the costs and expenses necessary to run our business. While the Staff indicated that the CODM group can make decisions based on this information, SFAS 131 paragraph 10 does not address whether the CODM group can make decisions but whether they do make decisions based on this information. The CODM group was not making decisions regarding resource allocation based on regional margin information, we do not believe they could have made decisions based on this information, and in fact they did not find the data useful to them so the regional margin information was removed from the monthly Financial Review package during 2009.

Discrete Financial Information. SFAS 131 paragraph 10c indicates that a segment is a component of an enterprise if discrete financial information is available. The margin information that was provided to the CODM group in the monthly Financial Review package for a limited period of time as discussed above is not discrete financial information. The regions do not operate as separate businesses because (a) they have management split by function with separate chains of command; (b) they are dependent on significant centralized operations to provision and turn up new service, monitor and maintain our networks, bill and collect for service, and deliver new products and technologies; and, (c) they are dependent on a national sales team, whose productivity represents [****]% of total sales, to generate a portion of the regional revenue growth. The regional financial metrics including the margin and operating expense information are not burdened with the significant costs of corporate and centralized operations and our national sales force, which represent half of our total employee population and whose costs represent [****]% of our total operating and SG&A costs in 2008. It is not practical or meaningful to allocate such costs to the regions. These costs are not allocated to the regions because they are predominately managed by the Operations personnel reporting into the Senior Vice President of Customer Operations (“SVP-CO”) who reports directly to the COO. In order for this information to be “discrete financial information”, we would have to develop a methodology to allocate these costs and haven’t done so because of the centralized management of our business.

Networks, Operations and Service Delivery. The delivery of services to customers is interdependent across markets, and the 75 markets and eight sales regions do not operate on an independent basis. Each of these regions and markets offers the same products to similar types of customers over similar fiber networks that were built with the same network architecture utilizing the same technologies and equipment. Each market relies on centralized shared resources for ordering, provisioning and design, billing and collections, customer care, network monitoring and maintenance, engineering, and information technology and applications. As a result, the Company is managed as one business.

Confidential Treatment Requested by tw telecom inc.

Significant Resources. Significant resources consist of 1) capital expenditures, 2) certain shared networks and 3) headcount. Resources are not allocated based on regional results and metrics. Capital expenditures, which represent our largest resource, are authorized for spending based on individual customer sales opportunities that meet a specified internal rate of return threshold for the incremental investment. Capital expenditures for market expansions to extend our network reach and other infrastructure to support local market opportunities are based on business case models for opportunities in a particular market, rather than on regional results and metrics. Any market within any region has the same access to the consolidated capital budget based on the customer sales they present. Certain network capital to operate our IP Backbone and Long Distance networks, which are shared networks to transport traffic for our data and Internet and long distance services across all 75 markets, are not managed by the markets because they are projects managed centrally. Operating costs associated with these shared networks are allocated based on the capacity utilized by each market. Additionally, investment in incremental sales and field-based headcount follows individual market opportunities, which are aligned with capital investment. Therefore, significant resources are not allocated to the markets or the regions but rather spending is authorized based on specific customer opportunities and revenue growth.

Customers. We provide services to our customers located throughout the U.S. that connect their multiple locations within and between our sales regions; therefore, our revenue and expenses cross market and regional boundaries. These regions do not operate independently but rather rely on shared resources including national sales and sales from adjacent markets and regions to generate revenue. Our services are multi-point and serve corporate offices and branch offices of our customers in multiple markets and often multiple regions.

Organizational Structure & Compensation Structure.

Our CODM group consists of our CEO and COO. The COO has responsibility for sales, marketing, information technology, engineering, corporate and field operations. Under the COO, sales and operations are managed separately. The organizational structure for sales and operations is illustrated below.

(1)	Divisions and regions within these organizations have different geographic alignment.

Neither the Senior Vice President-Sales (“SVP-Sales”) nor the SVP-CO have full P&L responsibility in any particular region. The Company operates in 75 markets across the United States and has organized its local sales function into eight geographical regions across two divisions. The Division Presidents (“DPs”) and Regional Vice Presidents (“RVPs”) are part of the sales organization and are two

Confidential Treatment Requested by tw telecom inc.

and three layers, respectively, removed from the CODM group. The DPs and RVPs do not have responsibility for the entire operations of their assigned divisions or regions, only for sales; accordingly, many of the regional costs, such as network and operational headcount costs, are managed centrally and through a separate chain of command. The DPs and RVPs are not considered part of the CODM group and they are not segment managers as defined by paragraph 14 of SFAS 131. The DP’s and RVP’s titles are customary in the telecommunications industry given the nature of their relationship with our customers. All field technicians and other operations staff in each of the 75 markets within the regions report into the SVP-CO, who also has responsibility for our central operations through our two national network operations centers for ordering, provisioning and design, customer care, network monitoring and maintenance across all 75 markets. The SVP- Sales, SVP-CO, the DPs and RVPs do not participate in weekly executive sessions conducted by the CEO in which the strategic direction of the Company is determined, nor do they participate in monthly financial review sessions in which the CODM group is provided with monthly financial information as part of our financial review process. Furthermore, the DPs and RVPs have limited expenditure approval authority and do not have the authority to approve large capital spending projects.

The DPs and RVPs are compensated in part based on a variable compensation plan. The majority of their variable compensation is based on sales and revenue attainment metrics while less than [****]% of their total compensation is based on margin based metrics. The compensation plan is designed to incentivize sales not only in markets in which these personnel are responsible but also sales to customer locations outside of the markets and regions for which these personnel are responsible.

Management Approach Pursuant to SFAS 131. SFAS 131 paragraph 4 indicates that “The method the Board chose for determining what information to report is referred to as the management approach. The management approach is based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance.” We make operating decisions and assess performance for our one reportable segment.

Additionally, SFAS 131 paragraph 5 states that the management approach facilitates consistent descriptions of an enterprise in its annual report and various other published information. Our annual report and various other published information, including our earnings releases, investor presentations and website, supports our conclusion that we have one segment because our sales operating regions are not referenced other than as it relates to our sales organization and it consistently describes our business as a whole which reflects the management approach.

3. Since it appears that your eight regions are each separate operating segments, please tell us whether each region or one level below a region (component) is the reporting unit. If a region is the reporting unit, tell us how you concluded that a region and not a component(s) of a region is the reporting unit. Your response should address paragraph 30 of SFAS 142 and EITF D-101.

Confidential Treatment Requested by tw telecom inc.

tw telecom inc. response:

Our eight regions are not separate operating segments as described in our response to the Staff’s comment 2 above. We have included below our response to comment 2 in our letter dated June 30, 2009 in which we address how our one reporting unit was determined.

SFAS 142 paragraph 30 states, “A reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment shall be aggregated and deemed a single operating unit if the components have similar economic characteristics. An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components are a reporting unit, or if it comprises only a single component. The relevant provisions of Statement 131 and related interpretive literature shall be used to determine the reporting units of an entity.”

We have one operating segment (see further discussion in our response to comment 2 above). One level below the operating segment is our operating regions consisting of eight geographic regions as of December 31, 2008. Within these eight geographic regions, we operate in 75 metropolitan markets. The component managers consist of Division Presidents and Regional Vice Presidents who review internal financial reporting of the operating regions monthly. The regional structure is further supported by Regional Finance Directors and Regional Operations Directors. The components, or operating regions, do not constitute a business as defined in paragraph 6 of EITF 98-3. The delivery of services to our customers is interdependent across our markets and regions and the individual markets and regions do not operate on an independent basis. Each of the eight operating regions relies on centralized shared resources for ordering, provisioning and design, customer care, network monitoring and maintenance, engineering, and information technology and applications; thus, each region does not have the necessary inputs and processes to operate on a self-sustaining basis. Based on these factors, we determined that our reporting unit is our one consolidated operating segment.

Furthermore, had the operating regions met the definition of a business, SFAS 142 allows two or more components of an operating segment to be aggregated and deemed a single reporting unit if the components have similar economic characteristics. SFAS 142 states that the criteria in SFAS 131 should be considered and EITF D-101 clarifies that all criteria are not required to be met to be considered economically similar. The operating regions would qualify for aggregation as the regions have similar products and services, processes, types of customers, regulatory environments, centralized shared resources, shared network assets and infrastructure; and goodwill is recoverable from two or more regions working in concert.

Our reporting unit determination was based on the definition of a business as defined in paragraph 6 of EITF 98-3, which was superseded by SFAS 141(R) and is effective for us January 1, 2009. Our 2009 impairment test will consider the impact to our reporting unit of the change in definition of a business affected by SFAS 141(R).

Confidential Treatment Requested by tw telecom inc.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K Short-Term Incentives, page 37

4. We note your response to comment five from our letter dated July 15, 2009. In future filings please explain how the compensation committee’s qualitative analysis of individual performance factors resulted in the amounts awarded to each named executive officer. For example, we note that your response does not identify the general characteristics of Mr. Peters’ “individual performance” that resulted in the compensation committee’s decision to award him a 110% payout. We also note that your response does not address the individual performance factors considered by the committee in determining the awards for Mr. Jones and Ms. Stuart. Furthermore, where compensation decisions are based upon benchmarking, discuss in more detail how the relevant named executive officer’s compensation compared to the benchmarked companies and resulted in any adjustments to the officer’s compensation.

tw telecom inc. response:

In future filings, we will explain how the Compensation’s Committee’s qualitative analysis of individual performance factors resulted in the amounts of short term incentive compensation awarded to each named executive officer (apart from disclosure of individual performance rating information), to the extent material, in accordance with Item 402(b)(2)(vii). Where compensation decisions are based on benchmarking, we will discuss in appropriate detail how the relevant named executive officer’s compensation compared to the benchmarked companies and resulted in any adjustments to the officer’s compensation.

************

As requested by the Staff, we acknowledge that, with respect to filings made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any of our responses, please contact either Jill Stuart, Senior Vice President Accounting and Finance and Chief Accounting Officer at (303) 566-1269 or Tina Davis, Senior Vice President and Deputy General Counsel at (303) 566-1279.

Sincerely,

/s/ Mark A.Peters
Mark A. Peters
Executive Vice President and Chief Financial Officer